Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105397, 333-105398, and 333-65332 on Form S-8 of Georgia Gulf Corporation of our report dated June 18, 2010, relating to the 2009 statement of net assets available for benefits, before retrospective adjustments to that financial statement, which report expresses an unqualified opinion and includes explanatory paragraphs regarding a change in accounting described in Notes 2 and 8 to the financial statements and stating such retrospective adjustments were audited by other auditors, appearing in this Annual Report on Form 11-K of Georgia Gulf Corporation 401(k) Retirement Savings Plan for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Atlanta, GA
June 24, 2011